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Attention:	Jeffrey Riedler, Assistant Director
Jennifer Riegel, Special Counsel
Karen Ubell, Staff Attorney
Lisa Vanjoske, Senior Staff Accountant
Tabatha Akins, Staff Accountant

Re:	OncoMed Pharmaceuticals, Inc. Registration Statement on Form S-1, as amended
File No. 333-181331

Ladies and Gentlemen:

On behalf of OncoMed Pharmaceuticals, Inc. (the “Company”), we are hereby responding to comments received by email on July 10, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s above-referenced Registration Statement on Form S-1 for the initial public offering of the Company’s common stock, par value $0.001 per share, which was initially filed with the Securities and Exchange Commission on May 11, 2012 and amended by Amendment No. 1 on June 15, 2012, Amendment No. 2 on July 3, 2012 and Amendment No. 3 on July 5, 2012 (the “Registration Statement”). For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

General

1.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes to supplementally provide the Staff with any written materials that the Company or anyone authorized to do so on the Company’s behalf provides in reliance on Section 5(d) of the Securities Act of 1933 to potential investors that are qualified institutional buyers or institutional accredited investors. The Company also undertakes to supplementally provide the Staff with any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company’s offering.

July 13, 2012

Notes to Financial Statements

13. Stock Incentive Plan, page F-22

2.	With regard to your response to our prior comment 11, it does not seem appropriate to use the exact volatility of the “similar companies” in the future if your pipeline is not as advanced as most of those companies and you believed an adjustment to the volatility was necessary to account for the difference in stage of pipelines. Please tell us the companies you used, the volatility of each, and how you determined their pipelines were most similar to yours. Confirm if any of the companies’ pipelines were comparable to yours and, if so, why you did not use the volatility of only those companies.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in accordance with the Interpretive Response to Question Six of SAB Topic 14D1 the Company considered the individual volatilities of the similar companies that the Company identified each year. The Company considered the mean volatility as well as the range of volatilities for the similar companies included in the analysis. After consideration, the Company used an estimated volatility of 75% for the years ended December 31, 2009, 2010 and 2011, as it was towards the higher end of the range of volatilities for the similar companies, given that the Company’s stage of development was earlier than most of the publicly traded biopharmaceutical companies included in the analysis.

In evaluating similarity of the companies, the Company considered factors such as industry, stage of life and program cycle, size and financial leverage. In accordance with the noted guidance, the Company has adjusted and will adjust the companies included in its analysis as deemed appropriate for any significant differences or events in either the Company’s business or those of the similar companies. The similar companies, their volatilities and inclusion comments for this list are noted in the table below:

SIMILAR COMPANIES	AVE. VOLATILITY			INCLUSION COMMENT
	2009	2010	2011
Alnylam Pharmaceuticals, Inc.		59%	54%	Added 2010 – This company has an antibody/small molecule focus and achieved full enrollment of Phase I clinical trials related to liver cancer. Its lead product candidate is respiratory and in Phase II.
Ariad Pharmaceuticals, Inc.		75%		Added 2010 – This company’s lead program is in oncology and has a protein focus. Deleted 2011 – Top line Phase III data became available for one of the company’s product candidates in January 2011 and Merck announced an intention to file for marketing approval for that product candidate in 2011. The Company therefore considered this company to be past development stage and no longer at a similar stage of development as the Company.
ArQule, Inc.		63%	64%	Added 2010 – This company has an oncology-focused development platform targeting pathways and had advanced a second product candidate into the clinic in 2010.
Array BioPharma, Inc.		65%	64%	Added 2010– This company is oncology focused and has a development platform that targets pathways. Several of this company’s product candidates were in Phase I trials in 2010.
Cytokinetics, Inc.	75%	73%	73%	This company has early stage oncology programs in its pipeline.

July 13, 2012

SIMILAR COMPANIES	AVE. VOLATILITY			INCLUSION COMMENT
	2009	2010	2011
Geron Corp.	67%	62%	62%	This company had a regenerative medicine (stem cell) focus in early stages of development.
Infinity Pharmaceuticals, Inc.	57%	59%	58%	This company has early stage oncology programs in its pipeline.
Micromet, Inc.	83%	83%	79%	This company has protein based oncology programs in its pipeline.
Seattle Genetics, Inc.	56%			Deleted 2010 – This company enrolled pivotal trials for its lead product candidate, obtained positive data in 2010 and planned Phase III trials for the first half of 2010. In 2010, this company had five distinct candidates in clinical trials and a high level of diversification for a development stage company. With data from a pivotal trial, the Company therefore considered this company to be no longer at a similar stage of development.
Sunesis Pharmaceuticals, Inc.	125%			Deleted 2010 – This company had experienced funding issues, leading to the issuance of Preferred Stock and warrants for common stock that created dilution. In addition, the company contracted with Cantor Fitzgerald & Co. to sell up to $20 million of common stock, at prices to be determined by management, to move large blocks of stock, which distorts the volatility and market multiples.
Mean Volatility	76%	67%	65%
Range:
Lowest	56%	59%	54%
Highest	125%	83%	79%

Each year the Company reevaluates the list of similar companies that the Company uses to determine the mean volatility. The Company updates the list of similar companies, as deemed necessary, taking into consideration the development stage or unique characteristics of the companies based on the information available at the time. For example, in 2010, the Company expanded the list of similar companies to include development stage companies that had a drug discovery platform, had at least some oncology focus and were targeting antibodies/pathways that the Company believed were similar with the Company’s stage of development. Accordingly, the Company added four new companies as noted in the table above. The Company also looks at each company on the list and removes those that have progressed further than the Company in their development pipeline and may be or are anticipating seeking marketing approval in the next year or two.

Prospectively, the Company plans to use the mean volatility of similar companies identified to estimate the Company’s volatility, as the Company’s stage of development has advanced and the Company does not believe that the Company will need to adjust for differences between its stage of development and that of the similar companies identified. As the Company noted in its prior response, the difference in the amount of stock based compensation expense recognized when calculated with the 75% volatility used for financial reporting purposes and the mean volatility of the similar companies identified in the Company’s analysis is not material for each year presented, or cumulatively. For ease of reference, the impact for the year ended December 31, 2009 would be approximately $12,000, the impact for the year ended December 31, 2010 would be approximately $15,000, and the impact for the year ended December 31, 2011 would be approximately ($23,000).

* * *

July 13, 2012

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-4662 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian D. Paulson

Brian D. Paulson of LATHAM & WATKINS LLP

cc:	Paul J. Hastings, OncoMed Pharmaceuticals, Inc.
William D. Waddill, OncoMed Pharmaceuticals, Inc.
Alicia J. Hager, OncoMed Pharmaceuticals, Inc.
Donald J. Murray, Covington & Burling LLP
Alan C. Mendelson, Latham & Watkins LLP
Mark V. Roeder, Latham & Watkins LLP